

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 25, 2010

VIA INTERNATIONAL MAIL AND FAX 011-972-3-9252945

Mr.Ari Krashin
Chief Financial Officer
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva, 49130 Israel

> **RE:** **Gilat Satellite Networks Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **File No. 0-21218**

Dear Mr. Krashin:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


Sincerely,

Larry Spirgel
Assistant Director
